UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the six-month period ended June 30, 2017

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

I.R.S. Employment Identification Number: 51-1867397

Maryland	32-0467957
(State or other jurisdiction of incorporation or organization)	(I.R.S. No.)

1819 Main Street, Suite 212Sarasota, FL (Address of principal executive offices)	20036 (Zip Code)

(941) 955-7900
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to HC Government Realty Trust, Inc. a Maryland corporation, together with its consolidated subsidiaries, including HC Government Realty Holdings, L.P., a Delaware limited partnership, which we refer to as our Operating Partnership. We refer to Holmwood Capital, LLC, a Delaware limited liability company, as Holmwood or our predecessor, and Holmwood Capital Advisors, LLC, a Delaware limited liability company, as our Manager. As used in this Semi-Annual Report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this semi-annual report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference in this semi-annual report.

The forward-looking statements included in this semi-annual report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●
  our ability to effectively deploy the proceeds raised in our securities offering,
●
  changes in economic conditions generally and in the real estate and securities markets, specifically,
●
  the ability of our manager to source, originate and acquire suitable investment opportunities,
●
  our expectation that there will be opportunities to acquire additional properties leased to the United States of America,
●
  our expectations regarding demand for leased space by the federal government,
●
  that our tenants will renew or extend their leases and not exercise early termination options pursuant to their leases or that we will be successful in finding replacement tenants,
●
  the impact of changes in real estate needs and financial conditions of federal, state and local governments,
●
  acts of terrorism and other disasters that are beyond our control,
●
  legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and SEC guidance related to Regulation A or the JOBS Act),
●
  our ability to raise equity or debt capital,
●
  our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and
●
  changes to generally accepted account principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this semi-annual report. All forward-looking statements are made as of the date of this semi-annual report on Form 1-SA and the risk that actual results will differ materially from the expectations expressed in this semi-annual report on Form 1-SA will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this semi-annual report on Form 1-SA, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this semi-annual report on Form 1-SA, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this semi-annual report on Form 1-SA will be achieved.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an externally-managed real estate company formed to grow our business of acquiring, developing, financing, owning and managing properties leased primarily to the United States of America, acting either through the GSA or directly through the federal government agencies or departments occupying such properties, including such properties owned by special purpose entities contributed to our operating partnership by Holmwood, our accounting predecessor. We invest primarily in GSA Properties across secondary and smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofit to post-9/11 standards. We further emphasize GSA Properties that fulfill mission critical or direct citizen service functions.  We intend to grow our portfolio primarily through acquisitions of single-tenanted, federal government-leased properties in such markets; although, at some point in the future we may elect to develop, or joint venture with others in the development of, competitively bid, build-to-suit, single-tenant, federal government-leased properties, or buy facilities that are leased to credit-worthy state or municipal tenants.

As of June 30, 2017, the Company owned 11 operating properties, containing 208,203 rentable square feet located in seven states. The properties are 100% leased to the United States of America and occupied by federal government agencies. Based on net operating income of each property, the properties have a weighted average remaining lease term of 9.7 years if none of the early termination rights are exercised and 6.7 years if the early termination right are exercised.

Our operating partnership holds substantially all of our assets and conducts substantially all of our business. As of June 30, 2017, we owned approximately 48% of the aggregate common limited partnership interests in our operating partnership, or common units, on a fully diluted basis. We were formed in 2016 as a Maryland corporation, and we intend to elect to be taxed as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2017.

Our Predecessor

Generally. The term “our predecessor” refers to Holmwood and its consolidated subsidiaries, each of which subsidiaries holds all of the fee interests in three of the facilities that were a part of our predecessor’s seven property portfolio.

Contribution of Our Predecessor; Consideration Therefor, Etc. Pursuant to the contribution agreement, as amended between our predecessor and our operating partnership (the “contribution agreement”), all of the membership interests in four of our predecessor’s subsidiaries were contributed to our operating partnership in exchange for common units of our operating partnership (the “OP Units”). Also, in connection with the same contribution transaction in exchange for all of the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income taxes of three such subsidiaries our operating partnership issued to our predecessor the number of OP Units it would have issued had the membership interests of such subsidiaries also been contributed to our operating partnership at the closing in exchange for OP Units.

The number of OP Units issued in connection with these contributions was calculated based upon the agreed value of our predecessor’s equity, plus principal amortization paid by our predecessor from January 1, 2016 to and including the date the contribution was made (May 26, 2017), divided by $10 per op unit. Under our operating partnership’s limited partnership agreement, the OP Units issued incident to the contribution under certain circumstances can be redeemed in exchange for shares of our common stock on a 1:1 basis.

Also, incident to the contribution transactions, our operating partnership assumed the outstanding mortgage indebtedness associated with each of the underlying properties, owned by our predecessor’s subsidiaries, aggregating $22,585,285, as well as notes payable aggregating $1,132,038, both as of the contribution date. The notes were repaid by our operating partnership on the contribution date.

Our predecessor is our attorney-in-fact for the administration of the membership interests in the three retained subsidiaries, and under the contribution agreement, as amended, with our predecessor, upon the occurrence of certain events, including receipt of lender approvals for the transfer of the membership interests, then the membership interests shall transfer to, and be vested in, our operating partnership.

Tax Protection. Incident to the closing of the contribution transactions our predecessor entered into a tax protection agreement with our operating partnership, whereby our operating partnership has agreed in certain circumstances to indemnify our predecessor from and against any tax liability that may result from actions or non-actions that our operating partnership may take with respect to the contributed assets during the ten years following the date of closing of the contribution transactions.

Acquired Properties.

Shortly after its formation our operating partnership purchased three properties in June 2016, a 19,241 rentable square foot facility in Lakewood, Colorado, occupied by the Department of Transportation (our “Lakewood facility”), a 17,058 rentable square foot facility in Moore, Oklahoma, occupied by the Social Security Administration (SSA) (our “Moore facility”), and a 9,298 rentable square foot facility in Lawton, Oklahoma, occupied by the SSA (our “Lawton facility”). These properties (collectively, the “initial properties”) were financed with $3,612,500 of proceeds from our 7.00% Series A Cumulative Convertible Preferred Stock offering, or our Series A Preferred Stock, $2,019,789 of seller financing (the “Standridge indebtedness”) and a $7,225,000 bank loan secured by the properties.

On March 31, 2017, our operating partnership acquired a 53,917 rentable square foot building in Norfolk, Virginia, that is leased to the United States of America and occupied by the SSA. The purchase price for the building was $14,500,000, excluding acquisition costs. The acquisition was financed by first mortgage debt of $10,875,000 and the proceeds from unsecured loans to our operating partnership from two principals of our predecessor and a third- party aggregating $3,400,000 (the “unsecured debt”).

Operating Results

For the six-month period ended June 30, 2017

As of June 30, 2017, our 11 operating properties were 100% leased with a weighted average annualized lease income per leased square foot of $29.63 and a weighted average building age of approximately 13.3 years.

Contributed Portfolio. For the period from May 26, 2017 to June 30, 2017, the properties underlying our predecessor’s contribution delivered total revenues from operations of $348,468; operating costs, excluding depreciation and amortization, interest expense and asset management fees, of $127,510 and net operating income of $220,958. After deducting depreciation and amortization, interest expense and asset management fees, our operating partnership’s net income from such underlying properties for the six-month period was ($3,196).

Acquired Properties. For the six-months ended June 30, 2017, the initial properties delivered total revenues from operations of $650,248; operating costs, excluding depreciation and amortization, interest expense and asset management fees, aggregating $181,343 and net operating income of $468,905. After deducting depreciation and amortization, interest expense and asset management fees associated with these three facilities, our net income for the six-month period was $41,193.

  For the period from March 31, 2017 to June 30, 2017, the Norfolk, Virginia property delivered total revenues from operations of $339,608; operating costs, excluding depreciation and amortization, interest and asset management fees, aggregating $92,239 and net operating income from the property for the six-month period was $247,369. After deducting depreciation and amortization, interest expense and asset management fees, our net income from the property for the six-month period was $78,182.

Corporate Costs. For the six-month period ended June 30, 2017, we incurred corporate costs for legal representation, annual audits, tax returns, directors’ and officers’ liability insurance, vesting of long term incentive plans and other corporate related costs of $419,795. In addition, for the six-month period ended June 30, 2017, we incurred $40,127 for asset management fees and $211,060 for interest expense associated with the unsecured indebtedness incurred by our operating partnership and used to purchase our Norfolk, Virginia SSA facility. Corporate expenses totaled $670,982 for the period.

For the period of March 11, 2016 (inception) and June 30, 2016

On June 10, 2016, our operating partnership purchased the initial properties. Total costs for the initial properties were $11,050,596, and financed with $3,612,500 of proceeds from our Series A Preferred Stock, $2,019,789 of seller financing and a $7,225,000 bank loan. [For the period beginning March 11, 2016 (inception) and ending June 30, 2016,] these properties delivered total revenues from operations of $76,599 and incurred operating costs, excluding depreciation, amortization, interest expense and asset management fees, of $38,655, resulting in net operating income for the period of $37,944. After deducting depreciation and amortization, interest expense and asset management fees, our net loss was ($28,087).

Calculating Net Operating Income

We believe that our net operating income, or NOI, a non-GAAP measure, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization, interest expense and asset management fees. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to the NOI of other REITs. We believe that NOI, as we calculate it, provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis, because NOI more meaningfully reflects the core operations of our properties as well as their performance by excluding items not related to property operating performance and by capturing trends in property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

The following table reflects property contributions to combined NOI together with a reconciliation of NOI to net income (loss) as computed in accordance with GAAP for the six-month period ended June 30, 2017.

	HC Government Realty Trust, Inc.
	Contribution	Property	Initial
	Properties	Acquisition	Properties	Corporate	Total
	May 26, 2017	March 31, 2017	January 1, 2017	January 1, 2017	January 1, 2017
	to June 30, 2017	to June 30, 2017	to June 30, 2017	to June 30, 2017	to June 30, 2017
Revenues	$348,468	$339,608	$650,248	$-	$1,338,324

Less:
Operating expenses	77,620	87,560	162,349	419,795	747,324
Property management fees	49,890	4,679	18,994		73,563
	127,510	92,239	181,343	419,795	820,887

Net Operating Income	220,958	247,369	468,905	(419,795)	517,437
Less:
Asset management fees	-	-	-	40,127	40,127
Depreciation and amortization	125,994	97,253	270,630	-	493,877
Interest expense	98,160	71,934	157,082	211,060	538,236
	224,154	169,187	427,712	251,187	1,072,240

Net income (loss)	$(3,196)	$78,182	$41,193	$(670,982)	$(554,803)

Liquidity and Capital Resources

As of June 30, 2017, there was cash on hand of $1,716,644.

Our business model is intended to drive growth through acquisitions. Access to the capital markets is an important factor for our continued success. We expect to continue to issue equity in our Company with proceeds being used to acquire other single-tenant properties, leased to the United States of America or facilities that are leased to credit-worthy state or municipal tenants.

Our liquidity needs are primarily to fund (i) operating expenses and cash dividends; (ii) property acquisitions; (iii) deposits and fees associated with long-term debt financing for our properties; (iv) recurring capital expenditures; (v) debt repayments; (vi) payment of principal of, and interest on, outstanding indebtedness; (vii) corporate and administrative costs; and (viii) other investments, consonant with our investment guidelines and policies.

On November 7, 2016, the Securities and Exchange Commission (SEC) qualified our offering of common stock pursuant to Tier II of Regulation A under the Securities Act of 1933, as amended (our “offering”). Our offering required that a minimum of 300,000 shares of our common stock at $10 per share be subscribed for and the subscription price paid into escrow before we were permitted to close any part of the offering. This minimum was achieved and on May 18, 2017, we issued 317,120 shares and received initial proceeds, net of issuance costs totaling $2,894,580. The offering also contemplates that up to a total of 3,000,000 shares can be issued in the offering at $10 per share. The Offering continues and unless earlier terminated, which we reserve the right to do, will terminate on the first to occur of the issuance of a total of 3,000,000 shares for gross proceeds of $30,000,000, or November 7, 2018. During the period from May 18, 2017 to June 30, 2017, we issued 407,922 shares of common stock (which includes the 317,120 shares issued on May 18, 2017) and received total proceeds, net of issuance costs, of $3,711,448, pursuant to the Offering.

As the Offering continues, incremental shares are issued and additional net proceeds are received, those net proceeds for among other purposes will be used to curtail debt, fund acquisitions, provide working capital, and otherwise improve our capital structure, which we expect will enable us to further implement our acquisition strategy, and increase cash flows. It also is possible that our Board may decide to use net proceeds to fund a portion of our targeted dividend if funds from operations are insufficient for such purpose.

Except as described in our offering circular for the Offering and with respect to first mortgage debt incurred to finance or refinance newly acquired or owned facilities, neither have we identified, nor have we committed to any additional material internal or external sources of liquidity

The Standridge indebtedness bears interest at a fixed annum rate of 7.0% and debt service payments are based on a blended 20-year amortization of principal and interest. As of June 30, 2017, the outstanding principal balance of the Standridge indebtedness was $1,967,552.  The Standridge indebtedness will mature on the earlier of December 10, 2017, the date on which we complete a public securities offering, or the date on which our initial properties are sold or refinanced by us.

The unsecured debt incurred by our operating partnership to finance a portion of the purchase price for our Norfolk, Virginia property accrues interest only at a fixed annum rate of 12.0%, with principal due at maturity on March 31, 2018, but may be prepaid in whole or in part at any time and from time to time without premium or penalty.

We expect to pay off the Standridge indebtedness and unsecured indebtedness of our operating partnership incurred to complete the purchase of our Norfolk, Virginia property, as well as meet our other short-term liquidity requirements primarily through cash provided from operations and from the net proceeds of the Offering.

Trend Information

Through our operating partnership, our Company is engaged primarily in the acquisition, leasing and disposition of single-tenanted, mission critical or customer facing properties, leased to the United States of America and that are situated in secondary and tertiary markets throughout the country. As full faith and credit obligations of the United States these leases offer risk-adjusted returns, which are attractive, inasmuch as there continues to be no appreciable yield of comparable credit quality in the marketplace. Conversely, these market dynamics have caused upward pressure on sales prices, offset by management’s deep knowledge and contacts in the sector and the paucity of buyers which will consider smaller properties in smaller markets, frequently enabling our Company to lock-up transactions directly with sellers, avoiding brokerage commissions to either party. There is some indication that short-term interest rates may rise, but while any increase in interest rates will tend to result in some downward pressure on sales prices, if they become sustained, conversely, if long-term interest rates rise, our cost of capital to fund acquisitions can be expected to rise as well, increasing our operating costs and decreasing net income.

With the completion of our Offering’s initial and subsequent closings we have been successful in acquiring one additional property and placed two others under contract in accordance with our business plan. While there can be no assurances that additional funds will be raised, continuing success of our offering should enable us to accelerate acquisition plans, provide liquidity to support growth and enhance purchasing power for goods and services in connection with the operation of our properties.

Item 2.  Other Information

None.

Item 3. Financial Statements

HC Government Realty Trust, Inc.

Consolidated Financial Statements – as of June 30, 2017 (unaudited) and December 31, 2016 (audited) and for the six-month period ended June 30, 2017 (unaudited) and the period from March 11, 2016 (date of inception) to June 30, 2016 (unaudited)

HC Government Realty Trust, Inc.
Consolidated Balance Sheet
As of June 30, 2017 (unaudited) and December 31, 2016 (audited)

	June 30,	December 31,
	2017	2016
ASSETS
Investment in real estate, net:	$56,771,654	$10,435,991

Cash and cash equivalents	1,716,644	247,137
Deposits in escrow	192,202	51,656
Rent and other tenant accounts receivables, net	519,100	126,590
Related parties receivables	109,536	525,397
Prepaids and other assets	675,033	182,376
Leasehold intangibles, net	2,797,169	326,279
Total Assets	$62,781,338	$11,895,426
	-
LIABIILTIES
Mortgages payable, net of unamortized debt costs	$40,241,084	$7,068,067
Notes payable	5,367,552	1,992,140
Other note payable	37,719	111,821
Accrued interest payable	151,755	35,379
Other liabilities	1,085,245	378,684
Total Liabilities	46,883,355	9,586,091

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 750,000,000 shares authorized
and 144,500 shares issued and outstanding)	3,612,500	3,612,500
Common stock ($0.001 par value, 250,000,000
shares authorized, 618,978 and 200,000 common shares issued,
and outstanding, respectively)	3,824,008	2,000
Offering costs	(1,410,764)	(1,074,485)
Accumulated deficit	(949,079)	(230,680)
Total Stockholders' Equity	5,076,665	2,309,335
Noncontrolling interests	10,821,318	-
Total Equity	15,897,983	2,309,335
Total Liabilities and Stockholders' Equity	$62,781,338	$11,895,426

The accompanying notes are an integral part of the financial statements.

HC GOVERNMENT REALTY TRUST, INC.
Consolidated Satement of Operations
For the six-month period ended June 30, 2017 (unaudited) and for the period from March 11, 2016 (date of inception) to June 30, 2016

		Period from
	Six months	March 11, 2016
	ended	to
	June 30, 2017	June 30, 2016
Revenues:
Rental revenues	$1,319,748	$73,769
Real estate tax reimbursments and other revenues	18,576	2,830
Total Revenues	1,338,324	76,599

Other Property Operations
Repairs and maintenance	48,739	1,750
Utilities	72,069	4,305
Real estate and other taxes	120,158	5,221
Depreciation and amortization	493,877	30,613
Other operating expense	69,735	2,777
Management fees	73,563	9,593
Professional expenses	184,647	5,856
Insurance	16,828	1,176
Amortization of stock compensation	110,560	-
General and administrative	164,715	7,977
Total Operating Expenses	1,354,891	69,268

Interest expense	538,236	35,418
Net loss	(554,803)	(28,087)
Less: Net income attributable to nonconrolling interests	37,157	-
Net loss attributable to HC Government Realty Trust, Inc.	(591,960)	(28,087)
Less: Preferred stock dividends	(126,439)	-
Net loss attributable to common shareholders	$(718,398)	$(28,087)

Net loss per basic and dilutive common shares	$(0.88)	$(0.46)

Weighted average number of basic and diluted
common shares outstanding	814,464	60,822

The accompanying notes are an integral part of the financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

HC GOVERNMENT REALTY TRUST, INC.
Consolidated Statement of Changes in Stockholders' Equity
For the six-month period ended June 30, 2017 (unaudited)

							Total	Noncontrolling
	Preferred Stock		Common Stock		Offering	Accumulated	Stockholders'	Interests		Total
	Shares	Value	Shares	Value	Costs	Deficit	Equity	Units	Value	Equity

Balance, December 31, 2016	144,500	$3,612,500	200,000	$2,000	$(1,074,485)	$(230,680)	$2,309,335	-	$-	$2,309,335

Proceeds from issuing common
shares, net of issuance costs	-	-	407,922	3,711,448	-	-	3,711,448	-	-	3,711,448

Noncontrolling interests
investments	-	-		-	-	-	-	1,078,416	10,784,161	10,784,161

Vesting of longterm incentive
plans	-	-	11,056	110,560	-	-	110,560	-	-	110,560

Dividends	-	-		-	-	(126,439)	(126,439)	-	-	(126,439)

Offering costs	-	-		-	(336,279)	-	(336,279)	-	-	(336,279)

Net income (loss)	-	-		-	-	(591,960)	(591,960)	-	37,157	(554,803)

Balance, June 30, 2017	144,500	$3,612,500	618,978	$3,824,008	$(1,410,764)	$(949,079)	$5,076,665	1,078,416	$10,821,318	$15,897,983

The accompanying notes are an integral part of the financial statements.

HC Government Realty Trust, Inc.
Consolidated Statement of Cash Flows
For the six-month period ended June 30, 2017 (unaudited) and for the period from March 11, 2016 (date of inception) to June 30, 2016 (unaudited)

		Period from
	Six months	March 11, 2016
	ended	to
	June 30, 2017	June 30, 2016
Cash flows from operating activities:
Net loss	$(554,803)	$(28,087)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	388,561	24,944
Amortization of acquired lease-up costs	55,751	2,453
Amortization of in-place leases	49,566	4,210
Amortization of above/below-market leases	(7,669)	(994)
Amortization of debt issuance costs	29,720	7,334
Amortization of stock based compensation	110,560	-
Change in assets and liabilities
Increase in rent and other tenant accounts receivables, net	(392,510)	(43,613)
Increase in prepaid expense and other assets	(492,657)	(1,418,513)
Increase in deposits in escrow	(140,546)	(163,386)
Increase in accounts payable and other accrued expenses	703,758	21,395
Increase in accrued interest payable	116,376	24,418
(Increase)decrease in related party receivables	415,861	-
Net cash provided(used) in operating activities	281,967	(1,569,839)

Cash flows from investing activities:
Investment property acquisitions	(14,788,473)	(11,050,596)
Net cash used in investing activities	(14,788,473)	(11,050,596)

Cash flows from financing activities:
Issuance of common stock, net of underwriter's discount	3,711,448	2,000
Issuance of preferred stock	-	2,800,000
Offering costs	(336,279)	(217,710)
Mortgage proceeds	10,875,000	7,225,000
Mortgage principal payments	(165,496)	-
Proceeds from seller note payable	-	2,019,789
Proceeds from other note payable	3,400,000	1,000,000
Assumed notes from contribution properties repaid	(1,132,038)	-
Notes principal repayments	(98,690)	-
Debt issuance costs	(151,493)	(105,072)
Dividends paid	(126,439)	-
Net cash from financing activities	15,976,013	12,724,007

Net increase in cash and cash equivalents	1,469,507	103,572
Cash and cash equivalents, beginning of period	247,137	-
Cash and cash equivalents, end of period	$1,716,644	$103,572

The accompanying notes are an integral part of the financial statements.

Notes to the Consolidated Financial Statements

1.
Organization

HC Government Realty Trust, Inc. (the “REIT” or the “Company), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, own and manage built-to-suit and improved-to-suit, single-tenant properties leased by the United States of America through the U.S General Services Administration (“GSA Properties”). The Company focuses primarily on GSA Properties across secondary and smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofit to post-9/11 standards. Further, the Company selects GSA Properties that fulfill mission critical or citizen service functions. Leases associated with the GSA Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies, or collectively the GSA.

The Company owns its properties through the Company’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (“Operating Partnership”). The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPE”), primarily in properties across secondary or smaller markets.

The consolidated financial statements include the accounts of its Operating Partnership subsidiary and related SPEs and the accounts of the REIT. As of June 30, 2017, the financial statements reflect the operations of 11 properties representing 208,203 rentable square feet located in seven states. There were 3 properties purchased in June, 2016 representing 43,984 rentable square feet located in two states. The properties are 100% leased to the United States of America and, based on aggregate net operating income of each property, have a weighted average remaining lease term of 9.7 years and 9.4 years if none of the early termination rights are exercised and 6.7 years and 6.2 years if all of the early termination rights are exercised as of June 30, 2017 and June 30, 2016, respectively. The Company and its assets are managed externally by Holmwood Capital Advisors, LLC and its subsidiary Holmwood Capital Management, LLC (collectively “HCA” or “Asset Manager”). The Company operates as an UPREIT and plans to elect to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017.

2.
Significant Accounting Policies

Basis of Accounting and Consolidation Basis - The accompanying consolidated financial statements include the accounts of the subsidiary and eleven SPEs as of June 30, 2017 including transactions whereby the Company has been determined to have majority voting interest, or has both control and is the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) guidance. All other significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents - Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less when purchased. At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company include expenses paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. As of June 30, 2017 and December 31, 2016, organizational and offering costs totaled $1,410,764 and $1,074,485 respectively.

Deposits in Escrow – As of June 30, 2017 and December 31, 2016, deposits in escrow represent cash held by a lender which are restricted for real estate tax and insurance expenses.

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease - In accordance with the FASB guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis. The difference between the purchase price and the fair value of the real estate assets on an “as if vacant” basis is first allocated to the fair value of above- and below-market leases, and then allocated to in-place leases and lease-up costs.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land and buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments. Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancelable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancelable term of the lease.

Additionally, in-place leases are valued in consideration of the net rents earned that would have been foregone during an assumed lease-up period; and lease-up costs are valued based upon avoided brokerage fees. The Company has not recognized any value attributable to customer relationships. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-ratably to each component of calculated value. In-place leases and lease-up costs are amortized over the remaining non-cancelable term of the leases. Real estate values were determined by independent accredited appraisers.

Building assets are depreciated over a 40-year period, tenant improvements and the leasehold intangibles are amortized over the remaining non-cancelable term of the lease. In the event that a tenant terminates its lease, the unamortized portion of the in-place lease and lease-up costs are charged to expense immediately.

The Company’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which normally is flat during the firm term of the lease. The minimum rent payment may include payments to pay for lessee requests for tenant improvement or to cover the cost for extra security. The tenant is required to pay increases in property taxes over the first year and an increase in operating costs based on the consumer price index of the lease’s base year operating expenses. Operating costs includes repairs and maintenance, cleaning, utilities and other related costs. Generally, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease. The Company accounts for its leases using the operating method. Such method is described below:

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Leasehold interests are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease.

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions are capitalized and amortized over the remaining terms of each specific lease. Maintenance and repairs are charged to expense during the financial period in which they are incurred. Expenditures for improvements that extend the useful life of the real estate investment are capitalized. Upon sale or disposition of the investment in real estate, the cost and related accumulated depreciation and amortization are removed from the accounts with the resulting gain or loss included as a component of net income (loss) during the period in which the disposition occurred.

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have had either an event of change or an event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. As of June 30, 2017, the Company has not recorded any impairment charges.

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease. No tenant allowances were provided year-to-date June 30, 2017 and during the period from March 11, 2016 (inception) to June 30, 2016.

Revenue Recognition - Minimum rents are recognized when due from tenants; however, minimum rent revenues under leases which provide for varying rents over their terms, if any, are straight lined over the term of the leases. In the case of expense reimbursements due from tenants, the revenue is recognized in the period in which the related expense is incurred.

Rents and Other Tenant Accounts Receivables, net - Rents and other tenant accounts receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credit worthiness of the tenant, there were no allowances as of June 30, 2017 and December 31, 2016, respectively.

Income Taxes – The Company accounts for income taxes using the asset and liability approach for the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax assets and liabilities are measured using enacted statutory tax rates applicable to the future years in which the deferred amounts are expected to be settled or realized. The effect of changes in tax rates is recognized in the provision for income tax in the period the change in rates is enacted. Significant judgment is required in determining income tax provisions and evaluating tax provisions under the accounting guidance for income taxes.

Management determines whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. As of June 30, 2017 and June 30, 2016, the Company has not identified any uncertain tax positions requiring an accrual.

Noncontrolling Interests - Noncontrolling interests represents the portion of equity in the Company’s Operating Partnership not attributable to the REIT. Accordingly, noncontrolling interests are included in the equity section of the consolidated balance sheets but separate from the Company’s equity. On the consolidated statements of operations, the subsidiaries are reported at the consolidated amount, including both the amount attributable to the Company and noncontrolling interests. Consolidated statements of changes in equity include beginning balances, activity for the period and ending balances for shareholders’ equity, noncontrolling interests and total equity.

The noncontrolling interest of the Operating Partnership common unit holders is calculated by multiplying the noncontrolling interest ownership percentage at the balance sheet date by the Operating Partnership’s net assets (total assets less total liabilities). The noncontrolling interest percentage is calculated at any point in time by dividing the number of units not owned by the Company by the total number of units outstanding. The noncontrolling interest ownership percentage will change as additional units are issued or as units are exchanged for the Company’s $0.001 par value per share common stock. In accordance with GAAP, any changes in the value from period to period are charged to additional paid-in capital.

Debt Costs – Mortgages Payable – Debt costs incurred in connection with the Company’s mortgages payable have been deferred and are being amortized over the term of the respective loan agreements using the straight-line method, which approximates the effective interest method and are recorded in Mortgages payable on the Consolidated Balance Sheet. For the six-month period ended June 30, 2017 and for the period from March 11, 2016 (date of inception) to June 30, 2016, the Company incurred total gross debt issuance costs of $256,565 and $105,072, respectively. The accumulated amortization related to these debt issuance costs as of June 30, 2017 and December 31, 2016 was $49,304 and $19,584, respectively.

Recent Accounting Pronouncements - In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements of Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” and most industry-specific guidance on revenue recognition throughout the ASC. The new standard is principles based and provides a five step model to determine when and how revenue is recognized. The core principle of the new standard is that revenue should be recognized when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also requires disclosure of qualitative and quantitative information surrounding the amount, nature, timing and uncertainty of revenues and cash flows arising from contracts with customers. The new standard will be effective for the Company for the year ending December 31, 2019 and can be applied either retrospectively to all periods presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is permitted beginning for the year ending December 31, 2017. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 is intended to improve financial reporting about leasing transactions.  The ASU will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements.  The leasing standard will be effective for the year ended December 31, 2020.

Early adoption will be permitted upon issuance of the standard and a modified retrospective approach must be applied. See Note 7 for the Company’s current lease commitments. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 is intended to improve cash flow statement classification guidance. The standard will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2016-15 on its financial statements.

In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 is intended to help companies evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2017-01 on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.
Investment in Real Estate

Pursuant to a contribution agreement, as amended between our predecessor, Holmwood Capital, LLC (“predecessor” or “Holmwood”) and our Operating Partnership, all of the membership interests in four of our predecessor’s subsidiaries were contributed to our Operating Partnership in exchange for common units (the “OP Units”). In addition, in exchange for all of the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income taxes for three of our predecessor’s subsidiaries, our Operating Partnership issued OP Units as if the membership interests of such subsidiaries also had been contributed to our Operating Partnership at the date of closing.

The number of OP Units issued in connection with this transaction was calculated based upon the agreed value of our predecessor’s equity, plus principal amortization paid by our predecessor from January 1, 2016 to and including the date the contribution was made (May 26, 2017), divided by $10 per OP Unit. The equity value for the membership interests and the rights to the profits, losses, distributed cash flow and all of the other benefits and burdens of ownership, determined as of the date of the contribution, was $10,974,023, which was reduced by an outstanding balance on an advance of $189,862 by the REIT. The OP Units can be redeemed in exchange for shares of our common stock on a 1:1 basis.

In addition, as of the date of closing, our Operating Partnership assumed the outstanding mortgage indebtedness associated with each of the underlying properties, aggregating $22,585,285, as well as notes payable aggregating $1,132,038. The notes were repaid by our Operating Partnership on the contribution date. The Company entered into a tax protection agreement indemnifying Holmwood for any taxes resulting from a sale for a period of ten years after the date of closing.

The Company acquired a 53,917 rentable square foot building leased to the United States of America on March 31, 2017 for a purchase price of $14,500,000 excluding acquisition costs. The acquisition was financed by first mortgage debt of $10,875,000 and the proceeds from unsecured loans to our Operating Partnership from two principals of our predecessor and a third-party aggregating $3,400,000 (the “unsecured debt”) (see Note 5). The Company’s initial acquisition included three properties purchased in June 2016. The results of the property operations are included in the consolidated financial statements from their date of acquisition.

A summary of the Company’s contributed and acquired properties for the six-month period ended June 30, 2017 and for the period from March 11, 2016 to June 30, 2016 is as follows:

	Date
	Acquired/	Acquisition Costs
	Contributed	2017	2016
2017 Contributed Properties
Lorain, OH	May 2017	$3,764,784	$-
Jonesboro, AR	May 2017	7,075,744	-
PSL - Port Saint Lucie, FL	May 2017	5,107,182	-
Fort Smith, AR	May 2017	3,512,142	-
Johnson City, TN	May 2017	4,501,956	-
Cape Canaveral, FL	May 2017	6,589,675	-
Silt, CO	May 2017	3,950,000	-
		34,501,483	-
2017 Acquisitions
Norfolk, VA	March 2017	14,788,473	-

2016 Acquisitions
Lawton, OK	June 2016	-	2,287,688
Moore, OK	June 2016	-	5,015,422
Lakewood, CO	June 2016	-	3,747,486
		$49,289,956	$11,050,596

The purchase price allocations for properties contributed and acquired for the six-month period ended June 30, 2017 and acquired during the period from March 11, 2016 and December 31, 2016 were based on estimated fair values. A summary is as follows:

Land	$4,411,240	$841,155
Buildings and improvements	40,858,415	8,420,511
Tenant improvements	1,454,569	1,418,354
Acquired in-place leases	1,238,310	366,167
Acquired lease-up costs	1,427,077	268,127
Above(below)-market leases	(99,656)	(263,718)
	$49,289,956	$11,050,596

The properties are 100% leased to the United States of America and administered by General Services Administration (GSA) or occupying agency. The average lease term is 10.1 years for the total lease term and 7.1 years if GSA elects its’ early termination right. Lease maturities range from 2021 to 2027.

The expected future amortization of above (below)-market leases and acquired in-place lease value and acquired lease-up costs (combined intangible lease costs) totaled $2,797,169 as of June 30, 2017. A summary of the components are as follows:

	Above(Below)	Intangible
	Market	Lease
	Leases	Costs
Year ending June 30:
2018	$(75,282)	$474,909
2019	(74,753)	489,427
2020	(74,285)	484,043
2021	(67,367)	465,886
2022	(50,819)	324,391
Thereafter	3,766	897,253
	$(338,740)	$3,135,909

Accretion of above-market leases resulted in a net increase in rental revenues of $7,669 for the six-month period ended June 30, 2017. Amortization of below-market leases resulted in a decrease in rental revenues of $994 for the period from March 11, 2016 (date of inception) to June 30, 2016. Amortization of in-place leases and lease-up costs was $105,316 for the six-month period ended June 30, 2017 and $6,663 for the period from March 11, 2016 (date of inception) to June 30, 2016.

Summary of Investments - The following is a summary of Investment in real estate, net as of June 30, 2017 and December 31, 2016, respectively:

	2017	2016
Land	$5,252,395	$841,155
Buildings and improvements	49,278,926	8,420,511
Tenant improvements	2,872,923	1,418,354
	57,404,244	10,680,020
Accumulated depreciation	(632,590)	(244,029)
Investments in real estate, net	$56,771,654	$10,435,991

The following is a summary of Leasehold intangibles, net:

Acquired in-place leases	$1,604,477	$366,167
Acquired lease-up costs	1,695,204	268,127
Acquired above-(below) market lease	(363,373)	(263,718)
	2,936,308	370,576
Accumulated amortization	(139,139)	(44,297)
Leasehold intangibles, net	$2,797,169	$326,279

4.
Debt

Mortgages Payable - The Company’s mortgage notes totaled $40,241,084 and $7,068,067, net of unamortized debt costs of $207,261 and $85,488 as of June 30, 2017 and December 31, 2016, respectively. The loans are collateralized by the Company’s respective properties. Loans in the amount of $30,362,078 and $7,225,000, bear interest as a fixed annum rate of 4.40% and 3.93%, as of June 30, 2017 and December 31, 2016, respectively. The variable rate loans of $10,086,268 as of June 30, 2017 averaged 3.61%. The average remaining loan term as of June 30, 2017 and December 31, 2016 was 3.8 years and 2.4 years, respectively.

The following is a schedule of the principal payments of the Company’s mortgages and notes payable as of June 30, 2017.

	Mortgages	Notes
	Payable	Payable
2018	$10,900,571	$5,405,271
2019	19,879,661	-
2020	216,501	-
2021	228,179	-
2022	240,487	-
Thereafter	8,982,946	-
	$40,448,345	$5,405,271

5.
Notes Payable

On March 31, 2017, the Operating Partnership entered into a note payable agreement with two principals of our predecessor and a third-party aggregating $3,400,000 in connection with the Company’s 2017 property acquisition. The unsecured, interest-only loan bears interest at a fixed annum rate of 12% and matures on March 31, 2018. The note is pre-payable without penalty prior to the maturity date after the note has been held for six months.

On June 10, 2016, the Operating Partnership entered into a note payable agreement in the amount of $2,019,789 with the seller (“Seller” Note) of the Company’s 2016 acquisitions. The loan bears interest at a fixed annum rate of 7.0% and debt service payments are based on monthly principal amortization over 20 years. The note matures on the earlier of December 10, 2017, or the date on which the Company has completed a public securities offering (including its Tier II, Regulation A), or the date on which the properties are conveyed or refinanced by the Company. The note is pre-payable prior to the maturity date at any time without penalty. For the six-month period ended June 30, 2017 and for the period of June 10, 2016 (the date when properties were acquired) to June 30, 2016, principal repayments totaled $24,588 and $0, respectively.

On November 7, 2016, the REIT entered into a one-year fully amortizing note payable in the amount of $124,000 to finance certain corporate costs. The loan bears interest at a fixed annum rate of 4.8%. As of June 30, 2017, the outstanding balance was $37,718.

6.
Related Parties

Related party receivables – The Company advanced funds of $410,861 to Holmwood primarily related to its refinancing of a certain property, which balance had been reduced to $189,862 immediately prior to the closing of the transactions contemplated in the Contribution Agreement. The balance was subsequently repaid entirely in connection with the closing of the transactions contemplated in the Contribution Agreement. In May, 2017, in connection with the contribution transaction (see Note 3), this amount was repaid. In addition, the Company advanced the Asset Manager funds to cover certain working capital needs. As of June 30, 2017 and December 31, 2016, the net funds advanced to the asset manager totaled $109,536 and $114,536, respectively.

Related party management fees - The Asset Manager provides acquisition, asset management, property management and leasing services for the Company. For acquisition services, the Company will pay the Asset Manager 1% of the gross purchase price of properties acquired following the initial closing of the Company’s escrow related to its offering (see Note 9). The fees will be accrued and paid by issuance of the Company’s stock simultaneously with the initial listing of the Company’s stock on a national securities exchange or on March 31, 2020, whichever occurs, first. For the six-month period ended June 30, 2017 and for the period March 11, 2016 (date of inception) to June 30, 2016, deferred acquisition fees totaled $145,000 and $0, respectively.

The Company pays the Asset Manager an asset management fee equal to 1.5% of the stockholders’ equity adjusted as defined in the offering circular, payable, in arrears, on a quarterly basis. In connection with this agreement, Asset Manager’s fees were $40,127 and $7,295 as of June 30, 2017 and June 30, 2016, respectively. In addition, for some properties, the Company pays property management fees, payable on a monthly basis, in arrears, at market-standard rates. In connection with this agreement, the Company paid the Asset Manager’s property management fees of $33,436 and $2,297, for the six-month period ended June 30, 2017 and for the period from March 11, 2016 (date of inception) to June 30, 2016, respectively.

The Company agrees to pay the Asset Manager a leasing fee equal to 2.0% of all gross rent due during the term of the lease or lease renewal, excluding reimbursements by the tenant for operating expenses and taxes and similar pass-through obligations paid by the tenant for any new lease or lease renewal entered into or exercised during the term of the Management Agreement. No leasing fees were paid for the six-month period ended June 30, 2017 or for the period from March 11, 2016 (date of inception) to June 30, 2016.

7.
Leases and Tenants

Occupancy of the operating properties was 100% for the six-month period ended June 30, 2017 and for the period from March 11, 2016 (date of inception) to June 30, 2016. Lease terms range from four to twelve years as of June 30, 2017. The future minimum rents for existing leases as of June 30, 2017 are as follows:

Future
Minimum
Rents
2018	$6,147,748
2019	6,147,748
2020	6,147,748
2021	5,653,233
2022	5,271,077
Thereafter	11,784,659
Total	$41,152,213

8.
Income Taxes

Net losses for the six-month period ended June 30, 2017 and for the period from March 11, 2016 (date of inception) to June 30, 2016 differs from taxable losses due to temporary differences primarily relating to different methods utilized to account for depreciation and amortization.

The Company is required to provide a reserve against deferred tax assets when it is likely that deferred tax assets will not be realized. The Company recorded a valuation allowance of $46,368 at December 31, 2016 due to uncertainty surrounding the utilization of the tax assets. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of June 30, 2017 is presented below, assuming an effective combined U.S. federal and state statutory tax rate of 37.7 percent.

2017
Deferred tax assets
Book over tax depreciation fixed assets	$263,277
Total deferred tax assets	263,277

Deferred tax liabilities
Tax over book amortization intangibles	216,909
Valuation allowance	46,368
Total deferred tax liabilities	263,277

Deferred tax, net	$-

The Company plans to elect to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017. Therefore, no additional reserve was estimated as of June 30, 2017.

9.
Stockholders’ Equity

Between March 11, 2016 (date of inception) and June 30, 2016, the Company issued 144,500 shares of its 7.00% Series A Cumulative Convertible Preferred Stock, or the Series A Preferred Stock, to various investors in exchange for a total of $3,612,500, or $25 per share of Series A Preferred Stock. The Series A Preferred Stock is convertible upon the Company’s listing on a national securities exchange or can be exchanged at the end of four years or March 31, 2020, at the owners’ request whichever comes first. The shares are convertible into common shares at a 3:1 ratio.

The Company paid quarterly dividends totaling $126,438 during the six-month period ending June 30, 2017. No dividends were paid during the period March 11, 2016 (date of inception) to June 30, 2016 to holders of the Series A Preferred Stock. The Company paid dividends in the amount of $63,219 for holders of record of the Series A Preferred Stock as of June 30, 2017 on July 14, 2017.

On March 14, 2016, the Company issued 50,000 shares (200,000 shares, collectively) of common stock at a price of $0.01 a share to each of Messrs. Robert R. Kaplan, Robert R. Kaplan, Jr., Edwin M. Stanton and Philip Kurlander, founders of the Company. Total consideration was $500 per person.

In connection with the Company’s offering under the Securities and Exchange Commission (“SEC”) guidelines (the “Offering”), the Company offers a minimum of 300,000 and a maximum of 3,000,000 shares of our common stock at an offering price of $10 per share, for a minimum offering amount of $3,000,000 and a maximum offering amount of $30,000,000. The Offering was qualified by the SEC on November 7, 2016. The Company reached its minimum offering and completed its initial closing on May 18, 2017. Simultaneously to the initial closing, Robert R. Kaplan, Jr., resigned as a member of the board of directors and the remaining directors increased the board seats to seven members and appointed four independent directors to fill the expansion seats.

During the period from May 18, 2017 to June 30, 2017, the Company issued 407,922 shares of common stock for $3,711,448, net of issuance costs, in connection with its offering.

On May 26, 2017, in connection with the closing on the contribution (see Note 3), the Company’s Operating Partnership issued 1,078,416 OP Units in exchange for all of the membership interests in four single-member limited liability companies and the rights to all of the profits, losses, any distributed cash flow and all of the benefits and burdens of ownership for three properties. The number of units issued represents the agreed value of the equity in the contribution properties as of the date of closing of the contribution, divided by $10. The OP Units can be exchanged into the common shares of the REIT on a 1:1 basis.

Compensation to an independent board member includes an initial share grant of 4,000 restricted common shares with a one-year vesting schedule. The Company issued 16,000 shares on May 18, 2017, the date of their appointment to the board, to its 4 independent board members, collectively. The shares, valued at $10 per share, pay dividends on the number of shares issued without regard to the number of shares vested. For the six-month period ended June 30, 2017, the Company recognized $106,667 related to stock based compensation.

In addition, HC Government Realty Holdings LP issued the Company’s asset manager, 66,056 long term incentive plan shares (“LTIPs”) that vest over five-years. The LTIPs are issued concurrent with each closing where the Company issues common stock. The vesting will accelerate if the Company terminates is management agreement with its asset manager. The asset manager is entitled to hold 3% of the Company’s issued and outstanding shares on a fully diluted basis. Dividends are paid on the number of LTIPs issued. For the six-month period ended June 30, 2017, the Company recognized $3,893 as stock based compensation.

On July 14, 2017, the Company paid dividends of $63,219 on issued and outstanding preferred shares and paid dividends of $40,536 on issued and outstanding common shares to owners of record as of June 30, 2017. Simultaneously, the Operating Partnership made common units distributions of $70,065 to Holmwood, the holder of the operating partnership units and paid dividends of $4,292 to HCA for its outstanding LTIPs issued under the LTIPs program as of June 30, 2017.

10.
Commitments and Contingencies

In the normal course of business, the Company can be involved in legal actions arising from the ownership of its properties. In the Company’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the financial position, operations or liquidity of the Company.

11.
Subsequent Events

On July 25, 2017, the Company acquired a 21,116 rentable square foot building located in montgomery, Alabama and leased to the United States of America and occupied by United States Customs and Immigration Administration for a purchase price of $4,709,458 excluding acquisition costs. The acquisition was financed by senior debt financing and equity. The Company incurred an acquisition fee of $47,095 payable to its asset manager upon listing on a national exchange or March 31, 2020, whichever comes first.

The Company has entered into separate purchase and sale agreements to acquire two properties leased to the United States of America and occupied by United States Immigration and Customs Enforcement and United States Department of Agriculture, respectively. The contract purchase prices are $8,175,000 and $11,000,000, respectively, and are expected to close in November 2017 and February 2018, respectively. Each acquisition will be financed by senior debt financing and equity. The Company has acquisition deposits outstanding in the amount of $150,000 as of June 30, 2017.

The Company refinanced an existing loan in the amount of $10,875,000 on July 11, 2017. The new loan bears interest at a fixed annual rate of 4%, debt service payments are based on principal amortization over 25 years and the loan matures in July 2022. The loan is pre-payable without penalty and collateralized by the property. Debt issuance costs of $189,732 were incurred and will be amortized over five years, the term of the new loan. Unamortized debt issuance costs of $134,285, related to the property’s retired loan, were expensed.

The Company refinanced its maturing loan with a principal balance of $3,069,733 in September 2017 with a loan in the amount of $2,750,000. The new loan bears interest as a fixed annual rate of 4%, debt service payments are based on principal amortization over 25 years and the loan matures in five years from the date of the loan closing. The loan is pre-payable without penalty and collateralized by the property.

The Company issued 148,796 additional shares of common stock under its offering for approximately $1,368,533, net of issuance costs through the date of filing this report.

The Company evaluated subsequent events through the date of filing this report. The Company concluded no additional material events subsequent to June 30, 2017 were required to be reflected in the Company’s consolidated financial statements or notes as required by standards for accounting disclosures of subsequent events.

Holmwood Capital, LLC

Consolidated Financial Statements – as of May 26, 2017 (unaudited) and December 31, 2016 (unaudited) and for the period from January 1, 2017 to May 26, 2017 (date of contribution) (unaudited) and for the six-month period ended June 30, 2016 (unaudited)

HOLMWOOD CAPITAL, LLC
CONSOLIDATED BALANCE SHEETS

May 26, 2017 (unaudited) and December 31, 2016 (audited)

	May 26,	December 31,
	2017	2016
ASSETS
Investment in real estate, net:	$-	$29,107,886

Cash and cash equivalents	170,217	258,840
Deposits in escrow	-	239,221
Rent and other tenant accounts receivables, net	-	336,464
Prepaids and other assets	69,965	52,579
Investment in HC Government Realty Holdings, LP	10,784,161	-
Leasehold intangibles, net	-	1,019,970
Total Assets	$11,024,343	$31,014,960

LIABILITIES
Mortgages payable, net of unamortized debt costs	$-	$22,455,942
Notes payable	-	1,387,901
Accrued interest payable	-	94,942
Related party payable	-	410,861
Other liabilities	102,391	405,801
Total Liabilities	102,391	24,755,447

PARTNERS' CAPITAL
Partners' capital, net	6,804,872	6,804,872
Accumulated deficit	4,117,080	(545,359)
Total Partners' Capital	10,921,952	6,259,513
Total Liabilities and Partners' Capital	$11,024,343	$31,014,960

The accompanying notes are an integral part of the financial statements.

HOLMWOOD CAPITAL, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS

For the period from January 1, 2017 to May 26, 2017 (date of contribution) (unaudited) and for the six-month period ended June 30, 2016 (unaudited)

	Period from	For the
	January 1 to	Six months
	to May 26,	ended June 30,
	2017	2016
Revenues:
Rental revenues	$1,397,471	$1,729,629
Real estate tax reimbursments and other revenues	45,322	53,763
Total Revenues	1,442,793	1,783,392

Other Property Operations:
Repairs and maintenance	51,480	73,664
Utilities	69,701	77,371
Real estate and other taxes	121,449	167,599
Depreciation and amortization	505,641	543,246
Other operating expense	83,011	86,609
Management fees	82,161	90,154
Ground lease	29,550	35,450
Professional expenses	21,814	18,600
Insurance	16,695	26,479
General and administrative	3,860	12,222
Total Operating Expenses	985,362	1,131,394

Interest expense	489,040	588,332
Net income (loss) before extraordinary items	(31,609)	63,666
Gain on exchange of membership interests for
operating partnership units	4,694,049	-
Net income	$4,662,440	$63,666

The accompanying notes are an integral part of the financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

HOLMWOOD CAPITAL, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

For the period from January 1, 2017 to May 26, 2017 (date of contribution) (unaudited)

			Total
	Contributions	Accumulated	Partners'
	(Distributions)	Deficit	Capital, net

Balance, December 31, 2016	$6,804,872	$(545,359)	$6,259,513

Net income	-	4,662,440	4,662,440
Balance, May 26, 2017	$6,804,872	$4,117,080	$10,921,953

The accompanying notes are an integral part of the financial statements.

HOLMWOOD CAPITAL, LLC
CONSOLIDATED STATEMENTS OF CASHFLOWS

For the period from January 1, 2017 to May 26, 2017 (date of contribution) (unaudited) and for the six-month period ended June 30, 2016 (unaudited)

	Period from	For the
	January 1 to	Six months
	to May 26,	ended June 30,
	2017	2016
Cash flows from operating activities:
Net income(loss)	$4,662,440	$63,666
Less: Gain from extraordinary items	(4,694,049)
Net income(loss) from operations	(31,609)	63,666
Adjustments to reconcile net income(loss) to net cash provided by operating activities:
Depreciation	388,426	454,577
Amortization of acquired lease-up costs	56,765	67,986
Amortization of in-place leases	60,450	72,420
Amortization of above/below-market leases	(43,110)	(51,738)
Amortization of debt costs	38,472	64,894
Change in assets and liabilities
Rent and other tenant accounts receivables, net	139,473	(89,216)
Prepaid expense and other assets	(33,203)	121,312
Deposits in escrow	104,357	(56,745)
Accounts payable and other accrued expenses	(61,829)	235,910
Related party payable	(220,999)	-
Accrued interest payable	6,444	(833)
Net cash provided by operating activities	403,636	882,233

Cash flows from investing activities:
Improvements to investment properties	(23,680)	(20,102)
Net cash used in investing activities	(23,680)	(20,102)

Cash flows from financing activities:
Contributions from partners	-	(5,406)
Notes payable proceeds	-	1,000,000
Mortgage proceeds	-	2,450,000
Mortgage repayment ,	-	(3,700,000)
Mortgage principal payments	(185,223)	(230,870)
Notes payable principal repayments	(271,955)	(150,056)
Debt issuance costs	(11,400)	(118,659)
Net cash from financing activities	(468,578)	(754,991)

Net increase(decrease) in cash and cash equivalents	(88,623)	107,140
Cash and cash equivalents, beginning of year	258,840	292,100
Cash and cash equivalents, end of year	$170,217	$399,240

The accompanying notes are an integral part of the financial statements.

Notes to the Consolidated Financial Statements

1.
Organization

Holmwood Capital, LLC ("Holmwood" or the "Company"), a Delaware limited liability company, was organized for the primary purpose of acquiring, owning, leasing and disposing of commercial real estate properties leased by the United States of America and administered by General Services Administration ("GSA") or occupying agency. The Company invests through wholly-owned, special purpose limited liability companies, or special purpose entities (“SPE”), primarily in properties across secondary or smaller markets.

Pursuant to a contribution agreement, as amended between our Company and HC Government Realty Holdings, LP, ("HC Government Realty" or the "Operating Partnership"), a subsidiary of HC Government Realty Trust, Inc ("HC Government Realty Trust" or "REIT"), the Company exchanged its membership interests in four of its single-member limited liability companies and assigned all of the profits, losses, any distributed cash flows and all of the other benefits and burdens of ownership for federal income taxes for three of the Company’s subsidiaries for common units in the Operating Partnership ("OP Units"). HC Government Realty Trust, a real estate investment trust, was formed in 2016 to acquire and own government-leased assets. The REIT is currently offering up to $30,000,000 of common stock for $10.00 per share pursuant to a Final Offering Circular dated November 7, 2016. (See Note 3 Contribution Transaction).

The consolidated financial statements as of December 31, 2016 include the accounts of each SPE and the accounts of Holmwood. As of May 26, 2017, the Company no longer owned or consolidated the seven limited liability companies. The Consolidated Statement of Operations reflects the operating results from owning properties from January 1, 2017 to May 26, 2017, the date the properties were exchanged for operating partnership units. The results of operations in 2017 are compared to the results of operations for the seven properties for the six-month period ended June 30, 2016. The seven (7) SPEs for the reporting periods represented 110,352 rentable square feet located in five states. The properties were 100% leased to the United States of America.

Beginning in 2015, the Company and its assets have been managed externally by Holmwood Capital Advisors, LLC and its subsidiary, Holmwood Capital Management, LLC, (collectively “HCA” or “Asset Manager”).  The principal owners of HCA or their respective affiliates are also the majority owners of Holmwood as well as the founding owners of HC Government Realty Trust.

2.
Significant Accounting Policies

Basis of Accounting and Consolidation - The accompanying consolidated financial statements include the accounts of the subsidiary and the seven wholly-owned SPEs including transactions whereby the Company has been determined to have majority voting interest, control and is the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) guidance. All other significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents - Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less when purchased. At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Deposits in Escrow – There were no deposits in escrow as of May 26, 2017. Deposits in escrow represented cash held by a lender which are restricted for leasing and repair expenditures, as well as real estate tax and insurance expenses. As of December 31, 2016, deposits in escrow totaled $239,221.

Real Estate and Related Intangible Assets

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease - In accordance with the FASB guidance on business combinations, Holmwood determines the fair value of the real estate assets acquired on an “as if vacant” basis. The difference between the purchase price and the fair value of the real estate assets on an “as if vacant” basis is first allocated to the fair value of above- and below-market leases, and then allocated to in-place leases and lease-up costs.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land and buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments. Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancelable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancelable term of the lease.

Additionally, in-place leases are valued in consideration of the net rents earned that would have been foregone during an assumed lease-up period; and lease-up costs are valued based upon avoided brokerage fees. Holmwood has not recognized any value attributable to customer relationships. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-ratably to each component of calculated value. In-place leases and lease-up costs are amortized over the remaining non-cancelable term of the leases. Real estate values were determined by independent accredited appraisers.

Building assets are depreciated over a 40-year period, tenant improvements and the leasehold intangibles are amortized over the remaining non-cancelable term of the lease. In the event that a tenant terminates its lease, the unamortized portion of the in-place lease and lease-up costs is charged to expense immediately.

Holmwood’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which normally is flat during the firm term of the lease. The minimum rent payment may include payments to pay for lessee requests for tenant improvement or to cover the cost for extra security. The tenant is required to pay increases in property taxes over the first year and an increase in operating costs based on the consumer price index of the lease’s base year operating expenses. Operating costs includes repairs and maintenance, cleaning, utilities and other related costs. Generally, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease. Holmwood accounts for its leases using the operating method. Such method is described below:

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Leasehold interests are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease.

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions are capitalized and amortized over the terms of each specific lease. Maintenance and repairs are charged to expense during the financial period in which they are incurred. Expenditures for improvements that extend the useful life of the real estate investment are capitalized. Upon sale or disposition of the investment in real estate, the cost and related accumulated depreciation and amortization are removed from the accounts with the resulting gain or loss included as a component of net income during the period in which the disposition occurred.

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have had either an event of change or an event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. As of May 26, 2017 and December 31, 2016, the Company has not recorded any impairment charges.

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease. No tenant allowances were provided during the period from January 1, 2017 to May 26, 2017 and for the six-month period ended June 30, 2016.

Revenue Recognition - Minimum rents are recognized when due from tenants; however, minimum rent revenues under leases which provide for varying rents over their terms, if any, are straight lined over the term of the leases. In the case of expense reimbursements due from tenants, the revenue is recognized in the period in which the related expense is incurred.

Rents and Other Tenant Accounts Receivables, net - Rents and other tenant accounts receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credited worthiness of the tenants, there were no allowances as of May 26, 2017 and December 31, 2016.

Income and Other Taxes - No provision for income taxes is made because Holmwood and its operating subsidiaries are not subject to income tax. Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company has a franchise and excise state tax liability of $3,723 to reflect its share of the annual costs for the period from January 1, 2017 to May 26, 2017. The franchise and excise state tax liability as of December 31, 2016 was $12,249.

Debt Costs – Mortgages Payable – Debt costs incurred in connection with Holmwood’s mortgages payable were deferred and amortized as interest expense over the term of the respective loan agreement. The straight-line method was used to determine the amount amortized which approximates the effective interest method and recorded in Mortgages payable in the Consolidated Balance Sheet dated December 31, 2016.

Debt Costs – Note Payable – Debt costs incurred in connection with the issuance of notes payable were deferred and amortized as interest expense over the term of the respective debt obligation, using the effective interest method and recorded as Note Payable on the Consolidated Balance Sheet dated December 31, 2016.

Recent Accounting Pronouncements - In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements of Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” and most industry-specific guidance on revenue recognition throughout the ASC. The new standard is principles based and provides a five step model to determine when and how revenue is recognized. The core principle of the new standard is that revenue should be recognized when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also requires disclosure of qualitative and quantitative information surrounding the amount, nature, timing and uncertainty of revenues and cash flows arising from contracts with customers. The new standard will be effective for the Company for the year ending December 31, 2019 and can be applied either retrospectively to all periods presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is permitted beginning for the year ending December 31, 2017. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 is intended to improve financial reporting about leasing transactions.  The ASU will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial Statements.

The leasing standard will be effective for the year ended December 31, 2020. Early adoption will be permitted upon issuance of the standard and a modified retrospective approach must be applied. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 is intended to improve cash flow statement classification guidance. The standard will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2016-15 on its financial statements.

In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 is intended to help companies evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2017-01 on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.
Contribution Transaction

Pursuant to a contribution agreement (the "Contribution Agreement"), as amended, between our Company and HC Government Realty, all of the membership interests in four of our Company’s subsidiaries were contributed to HC Government Realty in exchange for OP Units. In addition, in exchange for all of the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income taxes for three of our Company’s subsidiaries, our Company received OP Units as if the membership interests of such subsidiaries also had been contributed at the date of closing.

The number of OP Units issued in connection with this transaction was calculated based upon the agreed value of the Company’s equity, plus principal amortization paid by the Company from January 1, 2016 to and including the date the contribution was made (May 26, 2017), divided by $10 per OP Unit less the repayment of advances owed to the REIT. The equity value for the membership interests of the four SPEs and the rights to the profits, losses, distributed cash flow and all of the other benefits and burdens of ownership of the three SPEs plus principal amortization payments, determined as of the date of the contribution, was $10,974,023, which amount was reduced by the balance owed on advances of $189,862 under this arrangement. HC Government Realty advanced the Company funds primarily related to the Company’s refinancing of debt for one of its properties. The Company received 1,078,416 OP Units related to this transaction and the units can be exchanged for shares of HC Government Realty Trust’s common stock on a 1:1 basis, subject to certain limitations.

In addition, as of the date of closing, HC Government Realty assumed the outstanding mortgage indebtedness associated with each of the underlying properties, aggregating $22,585,285, as well as the Company’s notes payable aggregating $1,132,038 plus accrued interest as of the date of the contribution on the mortgages and notes payable, respectively. The Company entered into a tax protection agreement indemnifying the Company for any taxes resulting from a sale of any of these interests for a period of ten years after the closing.

On November 7, 2016, the Securities and Exchange Commission ("SEC") qualified HC Government Realty Trust’s offering of common stock pursuant to Tier II of Regulation A under the Securities Act of 1933. The offering contemplates that up to a total of 3,000,000 shares will be issued in the offering at an offering price of $10 per share. The offering, unless earlier terminated, will terminate on the first to occur of the issuance of a total of 3,000,000 shares for gross proceeds of $30,000,000, or November 7, 2018.

The Company realized a gain resulting from its exchange of its members’ interests in the four SPEs and the assignment of all of the profits, losses, any distributable cash flows and all of the other benefits and burdens of ownership for federal income taxes for three SPEs for OP Units and is determined as follows:

Assets contributed
Buildings and improvements, net	$28,748,477
Intangible assets, net	945,865
Total assets contributed, net	29,694,342

Liabilities assumed
Mortgages payable	(22,585,285)
Notes payable	(1,132,038)
Total liabilities assumed	(23,717,323)

Equity, net	5,977,019

Value of OP Units issued for membership interest	10,974,023
Gain on exchange of members'
for operating partnership units before adjustments	$4,997,004
Less: write-off of unamortized debt issuance costs	(302,955)
Gain, net	$4,694,049

4.
Investment in Real Estate

Summary of Investments - The following is a summary of investment in real estate, net as of May 26, 2017, immediately before the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016:

	May 26,	December 31,
	2017	2016
Land, building and improvements	$29,578,189	$29,549,302
Tenant improvements	2,278,862	2,278,862
	31,857,051	31,828,164
Accumulated depreciation	(3,108,574)	(2,720,278)
Investments in real estate, net	$28,748,477	$29,107,886

The following is a summary of Leasehold intangibles, net, as of May 26, 2017, immediately before the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016:

	May 26,	December 31,
	2017	2016
Acquired in-place leases	$1,320,305	$1,320,305
Acquired lease-up costs	1,285,251	1,285,251
Acquired above-(below) market lease	(1,057,409)	(1,057,409)
	1,548,147	1,548,147
Accumulated amortization	(602,282)	(528,177)
Leasehold intangibles, net	$945,865	$1,019,970

During the period from January 1, 2017 to May 26, 2017 and for the six-month period ended June 30, 2016, the Company made capital improvements to the seven properties in the amount of $23,680 and $20,102, respectively.

Accretion of above-market leases and amortization of below-market leases resulted in a net increase in rental revenue of $43,110 for the period from January 1, 2017 to May 26, 2017 and $51,738 for the six-month period ended June 30, 2016. Amortization of in-place leases and lease-up costs was $117,215 and $140,406 for the same respective periods.

5.
Debt

Mortgages Payable – Mortgage loan balances as of May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement, and as of December 31, 2016 totaled $22,585,285 and $22,769,867, and unamortized debt issuance costs totaled $290,155 and $313,925, respectively. The loans are payable to various financial institutions and are collateralized by specific properties. Fixed rate loans before unamortized debt costs totaled $12,482,906 and $12,584,982 immediately prior to the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016 and variable rate loans before unamortized debt costs totaled $10,101,379 and $10,184,885 for the same respective periods. Of the fixed rate loans, the $10,082,759 loan outstanding as of May 26, 2017 before the closing of the transactions contemplated in the Contribution Agreement bear interest at a fixed annum rate of 5.265%, debt service payments are based on principal amortization over 30 years and the loan matures in August 2023. The fixed rate loan with a balance of $2,401,147 on May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement, bears interest as a fixed annum rate of 3.93%, debt service payments are based on principal amortization over 25 years and the loan matures in June 2019. In connection with the contribution transaction, these outstanding loan balances were assumed by HC Government Realty. The unamortized portion of debt issuance costs related to the mortgage loans was written off in the amount of $290,155. At December 31, 2016, Holmwood had total gross debt costs of $540,812 and accumulated amortization related to these debt costs of $226,886.

Of the variable rate loans outstanding as of May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016, the $7,031,646 loan’s interest rate is equal to the one-month LIBOR rate plus 235 basis points. For the period from January 1, 2017 to May 26, 2017, the averaged interest was 3.92% and for the six-month period ended June 30, 2016 the average interest rate was 2.83%. Debt service payments were made based on principal amortization over 20 years. The loan would have matured on March 27, 2017; however, the Company exercised its option to extend the loan for one year. The Company paid an extension fee in the amount of $11,400. The terms of the variable rate interest only loan with an outstanding balance of $3,69,733 as of May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement, bears interest at the prime rate; however, in no event could the interest rate be less than 4%. The average interest rate paid for the period from January 1, 2017 to May 26, 2017 was 4.03% and for the six-month period ended June 30, 2016, the average interest rate was 4.04%. The carrying amount of Holmwood’s variable rate debt approximates its fair value as of May 26, immediately before the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016.

The overall weighted average interest rate for the mortgage notes outstanding during the period from January 1, 2017 to May 26, 2017 was 4.61% and 4.19% for the six-month period ended June 30, 2016. The mortgage notes as of May 26, 2017 were assumed by HC Government Realty in connection with the contribution transaction.

The following table outlines the mortgages payable as of May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement, and as of December 31, 2016:

				Outstanding Principal
		2017		Balance at
	Initial	Interest		May 26,	December 31,
Entered	Balance	Rate	Maturity	2017	2016
July 2013	$10,700,000	5.27%	August 2023	$10,082,759	$10,159,209
December 2014	3,700,000	3.93%	April 2016	-	-
June 2016	2,450,000	3.93%	June 2019	2,401,147	2,425,773
April 2015	7,600,000	3.92%	March 2018	7,031,646	7,115,152
December 2015	3,080,000	4.07%	June 2017	3,069,733	3,069,733
				22,585,285	22,769,867
Debt issuance costs				(552,212)	(540,812)
Accumulated amortization				262,057	226,887
Debt issuance costs, net of accumulated amortization				(290,155)	(313,925)

Mortgage payable net of unamortized debt costs				$22,295,130	$22,455,942

Notes Payable – Notes payable balances as of May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016 totaled $1,132,038 and $1,403,992, and unamortized debt issuance costs totaled $12,800 and $16,091, respectively. The loans are fixed rate with interest rates ranging from 5.5% to 7.25% and mature during the period between June, 2018 and June, 2019. The weighted average interest rate on the notes during the period from January 1, 2017 to May 26, 2017 and for the six-month period ended June 30, 2016 was 6.20%.

On June 10, 2016, the Company received $1 million in loan proceeds from a financial institution in connection with the refinancing of its $3.7 million maturing mortgage payable. The $3.7 million loan was replaced with a new loan in the amount of $2,450,000. The loans from the Company to an SPE were pursuant to two promissory notes, one in the original principal amount of $338,091, and one in the original principal amount of $661,909. The notes bear interest at 5.5% per annum.  The $338,091 note matures in June 2019, requires interest only payments for the first 24 months and then monthly payments will increase in order to fully amortize the loan over the remaining 12 months of its term.  The $661,909 note’s debt service payment is based on principal amortization over 2 years. Both notes have been repaid pursuant to the terms of the Contribution Agreement. In connection with the contribution transaction, the unamortized portion of debt issuance costs was written off in the amount of $12,800. At December 31, 2016, Holmwood has gross debt costs of $19,750 and accumulated amortization related to these debt costs of $3,659.

In July, 2013, Holmwood entered into a $1.5 million promissory note and related collateral pledge and security agreement to finance certain reserves and closing costs related to closing a $10.7 million loan. The loan balance outstanding as of December 31, 2016 is $563,299. The loan bears interest at 7.25% and the monthly debt service payment is $30,008 based on the principal fully amortizing over a five-year term. The loan was secured by the Company’s membership interests in three of its properties. There were no debt issuance costs related to this loan. This loan was assumed by HC Government Realty and repaid concurrent with the closing of the transactions contemplated in the Contribution Agreement.

The following table outlines the notes payable as of May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016:

				Outstanding Principal
		2017		Balance at
	Initial	Interest		May 26,	December 31,
Entered	Balance	Rate	Maturity	2017	2016
June 2016	$338,091	5.50%	June 2019	$338,091	$338,091
June 2016	661,909	5.50%	June 2018	364,933	502,602
July 2013	1,500,000	7.25%	August 2018	429,014	563,299
				1,132,038	1,403,992
Debt issuance costs				(19,750)	(19,750)
Accumulated amortization				6,950	3,659
Debt issuance costs, net of accumulated amortization				(12,800)	(16,091)

Notes payable net of unamortized debt costs				$1,119,238	$1,387,901

6.
Related Parties

The Operating Partnership advanced the Company funds to meet certain equity requirements needed for a property refinancing and to fund other working capital needs. As of December, 31, 2016, the net funds outstanding totaled $410,861 including interest accrued on outstanding amounts based on the monthly applicable federal funds rate. During the period from January 1, 2017 and May 26, 2017, the Company made payments totaling $220,999. The remaining outstanding balance of $189,862 was repaid by the Company in the form of reduced OP Units in connection with the contribution transaction.

Property management fees are charged by the Asset Manager to Holmwood through an informal agreement between the two parties. Under the terms of the property management agreements, Holmwood pays the Asset Manager a monthly management fee of 3% of all gross receipts from each property or $1,000 a month, whichever is greater. In connection with this agreement, Holmwood paid the Asset Manager property management fees of $40,598 during the period from January 1, 2017 to May 26, 2017 and $50,258 for the six-month period ended June 30, 2016.

Asset management fees are charged by the Asset Manager to Holmwood through an informal agreement between the two parties. Holmwood pays the Asset Manager a monthly asset management fee equal to 2.4% of each property’s gross revenues or $1,000 per month, whichever is greater. Asset management fees totaled $41,563 during the period from January 1, 2017 and May 26, 2017 and $45,980 for the six-months ended June 30, 2016.

7.
Distributions

In 2016, the Company made distributions totaling $374,889 to its owners.

8.
Commitments and Contingencies

In connection with a property acquisition in 2015, the property located in Port Canaveral, FL was purchased, subject to a ground lease. The ground lease has an extended term of 30 years to 2045 with one 10-year renewal option. The Company made ground lease payments of $29,550 during the period from January 1, 2017 to May 26, 2017 and $35,450 for the six-month period ended June 30, 2017.

In the normal course of business, the Company can be involved in legal actions arising from the ownership of its properties. In the Company's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, operations or liquidity of the Company.

9.
Subsequent Events

The Company received on July 15, 2017 dividends on its OP Units in the amount of $70,064.

The Company evaluated subsequent events through the date of filing this report. The Company concluded no additional material events subsequent to June 30, 2017 were required to be reflected in the Company’s consolidated financial statements or notes as required by standards for accounting disclosures of subsequent events.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Description

2.1	Articles of Incorporation of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.2	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.3	Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on April 25, 2017
6.1	Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.2
First Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.3	Limited Liability Company Agreement of Holmwood Portfolio Holdings, LLC, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.4
Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.4 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.5
Form of Tax Protection Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.5 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.6
Form of Registration Rights Agreement by and between Holmwood Capital, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.6 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.7
Form of Registration Rights Agreement by and between Holmwood Capital Advisors, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.7 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.8
Management Agreement by and among Holmwood Capital Advisors, LLC, HC Government Realty Trust, Inc. and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.9	Form of Independent Director Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.10	Form of Independent Director Indemnification Agreement, incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.11
Form of Officer/Director Indemnification Agreement, incorporated by reference to Exhibit 6.11 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.12
2016 HC Government Realty Trust, Inc. Equity Incentive Plan, incorporated by reference to Exhibit 6.12 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.13
First Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of June 10, 2016, incorporated by reference to Exhibit 6.25 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.14
Second Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of May 26, 2017, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 2, 2017

6.15
Purchase and Sale Agreement by and between USAA Real Estate Company and HC Government Realty Holdings, L.P., dated as of December 28, 2016, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on March 7, 2017

6.16
First Amendment to Purchase and Sale Agreement by and between USAA Real Estate Company and HC Government Realty Holdings, L.P., dated as of January 19, 2017, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on March 7, 2017

6.17
Second Amendment to Purchase and Sale Agreement by and between USAA Real Estate Company and HC Government Realty Holdings, L.P., dated as of January 27, 2017, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on March 7, 2017

6.18
Third Amendment to Purchase and Sale Agreement by and between USAA Real Estate Company and HC Government Realty Holdings, L.P., dated as of February 8, 2017, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on March 7, 2017

8.1
Form of Escrow Agreement by and among Branch Banking & Trust Company, HC Government Realty Trust, Inc., and Orchard Securities, LLC, incorporated by reference to Exhibit 8.1 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

8.2
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Orchard Securities, LLC and SANDLAPPER Securities, LLC, dated as of April 10, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on April 25, 2017

SIGNATURES

HC GOVERNMENT REALTY TRUST, INC.

By:	/s/ Edwin M. Stanton
Edwin M. Stanton
Director and Chief Executive Officer

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Edwin M. Stanton	Director and Chief Executive Officer	September 28, 2017
Edwin M. Stanton	(principal executive officer)

/s/ Elizabeth L. Watson	Chief Financial Officer	September 28, 2017
Elizabeth L. Watson	(principal financial officer and principal accounting officer)